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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

eBay Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278642 10 3

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 278642 10 3			Page 2 of 4 Pages

1.	Name of Reporting Person: Pierre M. Omidyar		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 117,188,284(1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 117,188,284(1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 117,188,284(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.1%

12.	Type of Reporting Person*: IN

(1) Does not include 337,600 shares held of record by Pamela K. Omidyar, Mr. Omidyar’s spouse, as to which he has neither voting nor dispositive power. The amount of shares beneficially owned by Mr. Omidyar and his spouse has been adjusted to reflect eBay’s 2 for 1 stock split that occurred on August 28, 2003.

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
	(a)	Name of Issuer:	eBay Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
2145 Hamilton Avenue
San Jose, CA 95125

Item 2.
	(a)	Name of Person Filing:
Pierre M. Omidyar

	(b)	Address of Principal Business Office or, if none, Residence
2145 Hamilton Avenue
San Jose, CA 95125

	(c)	Citizenship:
		Pierre M. Omidyar	USA

	(d)	Title of Class of Securities:	Common Stock

	(e)	CUSIP Number:	278642 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:
		Pierre M. Omidyar		117,188,284(1)

	(b)	Percent of Class:
		Pierre M. Omidyar		18.1%

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote:
			Pierre M. Omidyar	117,188,284(1)

		(ii)	Shared power to vote or to direct the vote:
-0-

		(iii)	Sole power to dispose or to direct the disposition of:
			Pierre M. Omidyar	117,188,284(1)

		(iv)	Shared power to dispose or to direct the disposition of:
-0-

(1) Does not include 337,600 shares held by Pamela Omidyar, Mr. Omidyar’s spouse, as to which he has neither voting nor dispositive power. The amount of shares beneficially owned by Mr. Omidyar and his spouse has been adjusted to reflect eBay’s 2 for 1 stock split that occurred on August 28, 2003.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of a Group

     Not applicable.

Item 10. Certification

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2004

Date

/s/ Michael G. Mohr, Attorney-in-Fact for Pierre M. Omidyar

Signature

Michael G. Mohr, Attorney-in-Fact for

Pierre M. Omidyar

INCORPORATION OF DOCUMENT BY REFERENCE

•	Power of Attorney contained in Schedule 13G, filed on February 14, 2001.